FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                August 18, 2003

                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)


   Baltimore Technologies plc, Innovation House, 39 Mark Road, Hemel Hempstead,
                               Herts, HP2 7DN, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes .....    No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                              EXHIBIT INDEX


Press Release regarding: EGM Statement dated: August 18, 2003






           Baltimore Technologies plc announces EGM Results

London, UK - 18 August 2003 - Baltimore Technologies plc (London: BLM), a global leader in e-security, today announced that at its Extraordinary General Meeting held in London, regarding the proposed disposal of the SelectAccess Business, all resolutions were passed.

The Board currently anticipates that the disposal will complete during September, subject to the remaining closing conditions being satisfied.

Votes received in respect of the resolutions were as follows:


                               For           Against           Abstain
Resolution 1             6,353,483            20,536            10,596

Resolution 2             5,917,244           443,767            14,604



About Baltimore Technologies

Baltimore Technologies' products, services and solutions solve the fundamental security and trust needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks. Baltimore also offers worldwide support for its authorisation management and public key-based authentication systems. Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, trading on London (BLM). For more information on Baltimore Technologies please visit http:/www.Baltimore.com.

For more information:

Nick Bastin
Smithfield Financial
+44 207 903 0633
Will Swan
Smithfield Financial
+44 207 903 0647

                                      ###

Certain statements that are not historical facts including certain statements made over the course of this document may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements implied by such forward-looking statements.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              BALTIMORE TECHNOLOGIES PLC


                              By:___/s/ Kenneth Philip Smith ___

                                 Name:  Kenneth Philip Smith
                                 Title: CFO and Company Secretary


Date: August 18, 2003